QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Ratio of earnings to fixed charges

	Years Ended December 31,
	1999		2000		2001		2002		2003
	(in thousands, except per share data and ratios)
Income Available for Fixed Charges
Income before income taxes and minority interests	$38,881		$116,232		$116,356		$128,915		$96,696
Add: Fixed charges	52,411		39,802		71,789		86,334		82,463
Add: Loss on extinguishment of debt	38,420		1,924		—		—		—
Less: Capitalized interest	(115)		(717)		(291)		(1,065)		(3,214)
Less: Minority partner preferred equity return	(2,063)		(1,527)		(591)		—		—

Income available for fixed charges	$127,534		$155,714		$187,263		$214,184		$175,945

Fixed Charges
Interest expense	$48,594		$34,768		$67,569		$81,305		$75,752
Minority partner preferred equity return	2,063		1,527		591		—		—
Capitalized interest	115		717		291		1,065		3,214
Estimated interest portion of rent expense	1,639		2,790		3,338		3,964		3,497	(a)

Total fixed charges	$52,411		$39,802		$71,789		$86,334		$82,463

Ratio of earnings to fixed charges	2.4	x	3.9	x	2.6	x	2.5	x	2.1	x
Notes:
(a) Computed as follows:
Rent expense	$4,916		$8,369		$10,014		$11,891		$10,491
x 1/3	33.33%		33.33%		33.33%		33.33%		33.33%

Estimated interest portion of rent expense	$1,639		$2,790		$3,338		$3,964		$3,497

QuickLinks

  Exhibit 12.1